RMS

SEC
Mail Processing
Section

MAR 07 2018

Washington DC
415

18006745

ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 41598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28632 ROADSIDE DRIVE, SUITE 215
(No. and Street)

AGOURA HILLS	CA	91301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN STARK (818) 735-9860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARBER HASS HURLEY LLP
(Name – *if individual, state last, first, middle name*)

9301 OAKDALE AVENUE, SUITE 230	CHATSWORTH	CA	91311
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

GA

OATH OR AFFIRMATION

I, STEPHEN STARK, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

See attached CA Jurat
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 1st day of March, 2018, by Stephen Stark, Jr.,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

BAHRAM EFTEKHARI
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
COMMISSION #2162854
Commission Expires August 18, 2020

(Seal) Signature [signature]

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Of I.E. Investments, Inc.
dba Stark Municipal Brokers

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of I.E. Investments, Inc. dba Stark Municipal Brokers as of December 31, 2017, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly in all material respects, the financial position of I.E. Investments, Inc. dba Stark Municipal Brokers as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of I.E. Investments, Inc. dba Stark Municipal Brokers' management. Our responsibility is to express an opinion on I.E. Investments, Inc. dba Stark Municipal Brokers' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to I.E. Investments, Inc. dba Stark Municipal Brokers in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital, Schedule II, Computation of Determining Reserve, and Schedule III, Information for Possession and Control, have been subjected to audit procedures performed in conjunction with the audit of I.E. Investments, Inc. dba Stark Municipal Brokers' financial statements. The supplemental information is the responsibility of I.E. Investments, Inc. dba Stark Municipal Brokers' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole. Refer to the report of independent registered public accounting firm on applying agreed-upon procedures regarding the Supplemental Schedule of Assessment Payments and Supplemental Schedule of Reconciliation of Net Capital and Audited Financial Statements.

Farber Hass Hurley LLP

We have served as I.E. Investments, Inc. dba Stark Municipal Brokers' auditor since 2015.
Chatsworth, California
February 28, 2018

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current Assets	
Cash and Cash Equivalents	$ 84,279
Deposit with Clearing Organization	55,794
Receivable Unsettled Trades	5,895
Prepaid Expenses	34,615
Prepaid Taxes	6,748
Other Receivables	21,447
Total Current Assets	208,778
Investment - T Bill	218,877
Deposits	4,593
Total Assets	$ 432,248

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts Payable	$ 25,091
Advances from Officers	12,411
Income Taxes Payable	2,069
Payroll Liabilities	17,295
Trade Date Advances	3,227
Total Liabilities	60,093
Stockholders' equity	
Common stock, $100 stated value 100,000 shares authorized 1,700 Shares issued and outstanding	170,000
Retained Earnings	202,155
Total Stockholders' Equity	$ 372,155
Total Liabilities and Stockholders' Equity	$ 432,248

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues	
Commissions	$2,186,338
Operating Expenses	
Payroll	1,250,500
Occupancy and Equipment	264,369
Group Medical Insurance	139,303
Clearing	87,899
Travel, Entertainment, Meals	65,441
Communications	89,276
Insurance	25,304
Payroll Tax	76,923
Legal and Accounting	21,200
Office Supplies	13,570
Auto Expense	50,023
Dues and Subscriptions	6,462
FINRA/SIPC Dues	28,576
Contributions	1,661
Tax and License	407
Bank Charges	416
Total Operating Expenses	2,121,330
Income from Operations	65,008
Other Income (Loss)	
Interest Income	1,505
Other Income	1,311
Total Other Income (Loss)	2,816
Income Before Income Tax	67,824
Provision for Income Tax	26,513
Net Income	$ 41,311

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2017

Paid in Capital		
Total Common Stock		$ 170,000
Retained Earnings At Beginning of the Year	160,844	
Add:		
Net Income	41,311	
Retained Earnings at End of Year		202,155
Total Stockholders' Equity		$ 372,155

The accompanying notes are an integral part of these financial statements

IE INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operation activities:	
Net Income	$41,311
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in Broker Receivable	11,181
(Increase) decrease in Prepaid Expenses	(9,950)
(Increase) decrease in Other Assets	(6,148)
Increase (decrease) in Broker Payable	(2,660)
Increase (decrease) in Accounts Payable	(5,834)
Increase (decrease) in Advances from Officers	8,663
Increase (decrease) in Accrued Liabilites	17,295
Increase (decrease) in Income Taxes Payable	(15,682)
Total adjustments	(3,135)
Net cash provided (used) by operating activities	38,176
Cash flows from investing activities:	
Payments for purchase of investment, net	(2,229)
Net cash provided (used) by investing activities	(2,229)
Net increase (decrease) in cash and equivalents	35,947
Cash and cash equivalents. beginning of year	104,126
Cash and cash equivalents, end of year	$140,073

Supplemental disclousure of Cash Information:
Cash paid during the year for :
Income Taxes $ 48,343

See Accountant's Report and Notes to Financial Statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2017

Subordinated Borrowings at the beginning of the year	
Increases:	0
Decreases:	0
Subordinated Borrowings at the end of the year	0

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Note 1- General and Summary of Significant Accounting Policies

General

IE Investments, Inc. dba Stark Municipal Brokers (the "Company") was incorporated in the state of California on June 7, 1989. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer. The majority of its income comes as an agent for principals in the buying and selling of municipal bonds.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements

Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as currency, demand deposits, and highly liquid investments, with original maturity of less than three months that are not held for sale in the ordinary course of business.

Property, Plant and Equipment

Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized. Depreciation is provided on straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purposes is provided using the modified accelerated depreciation system. For the year ended December 31, 2017, no depreciation has been recorded as the Company's property, plant, and equipment have been fully depreciated.

Income Taxes

The Company is a C Corporation for federal income and states of California and New Jersey franchise tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. The Company uses the asset and liability method as identified in the FASB Accounting Standards Codification 740, *Income Taxes*.

Revenue Recognition

The Company recognizes its revenue on a trade date basis. Through their clearing agent, Hilltop Securities, Inc., formerly known as Southwest Securities, Inc., a subsidiary of SWS Group, Inc., This method is in compliance with the Municipal Securities Rulemaking Board (Refer to Note 2).

Note 1- General and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of this report which is the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.

Note 2- Broker Receivables and Payables

The Company recognizes revenue at trade date. This complies with the Municipal Securities Rulemaking Board. In accordance with FASB ASC 940-20-45-3, the Company recorded the net Receivable for unsettled trades in the amount of $5,895 as of December 31, 2017. The Company comfirmed that all the unsettled trades cleared at the recorded amounts. No allowance for uncollectibles is warranted.

Note 3 - Deposit with Clearing Organization

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commision. The Company does not carry or clear customer accounts. Accordingly, all customer tranactions are excuted and cleared on behalf of the Company by clearing its broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, the form will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 ("the Act"). The clearing Broker has custody of the certain cash balances maintained by the Company, which serve as collateral for any amounts due to the clearing broker. The balance at December 31, 2017 was $55,794.

Note 4- Investments

The Company invested in a newly formed limited liability company, Municipal Bond Information Services, LLC, and ("MBIS"). As of December 31, 2017, the Company has contributed a total of $120,000. This investment is recorded under the cost method as it is non practicable to estimate the fair value of the investment. The Company has previously impaired the total cost of the investment due to identified events that have led to significant adverse effects. The Company is a limited partner in this investment and is not exposed to losses in excess of their investment

Note 5- Fair Value Measurements

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Organization has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Note 5- Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017.

Treasury bills: Valued at the closing price reported in the active market in which the individual instruments are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Organization believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Treasury Bill	$218,877	$	$	$218,877
Total investments at fair value	$218,877	$	$	$218,877

Note 6-Income Taxes

Management regularly evaluates the likelihood of realizing the benefit for income tax positions taken by the Company in various federal and state filings by considering all relevant facts, circumstances and information available. If management believes it is more likely than not that a position will be sustained, the Company will recognize a benefit at the largest amount which is cumulatively greater than fifty percent (50%) likely to be realized. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as a component of the provision for income taxes. The Company has not recognized any contingencies for uncertain tax positions for the year ended December 31, 2017. Although, the IRS is not currently examining any of the Company's income tax returns, tax years 2013 through 2017 remain open and are subject to examination.

There were no material differences requiring a provision for deferred taxes during the year, any tax consequences were a result of permanent differences. The Company files and reports U.S Federal Income Tax, California Franchise Tax and New Jersey Franchise Tax jurisdiction.

Note 7 Commitments

The Company is obligated under the terms of three non-cancelable operating leases. The monthly lease payments are $1090, $461 & $689 with termination dates of July 2019, August 2020, & September 2020 , respectively.

The Company is obligated under a sixty-month lease agreement dated September 1, 2013 for its office space in Agoura Hills, Ca. Rent expense was $54,114 for the year ended December 31, 2017. The Company also pays rent on a month to month basis for an office space in Secaucus, NJ. Total rent expense was $35,139 for the year ended December 31, 2017.

The total of these commitments over the remaining non-cancelable terms as follows:

2018	$ 62,960
2019	20,340
2020	9,889
2021	0
Total	$ 93,189

Note 8- Concentrations - Revenue

The Company received thirty seven percent of its revenue from two customers. Nineteen percent of revenue was generated from Morgan Stanley and eighteen percent of revenue came from Merrill Lynch. This concentration of revenue is material to the Company operations as a whole.

Note 9- Risks and Uncertainties

The Company's future operating results may be affected by a number of factors. The Company's operations are in part dependent on "mission critical systems" that ensure prompt and accurate processing of securities transactions, including order taking, entry, execution, comparison, allocation, clearance and settlement of securities transactions. In the event of a significant disruption of electronic data exchange with customers and the Company's clearing firm, operations could be adversely affected.

Note 10- Related Parties

Advances from Officers

The related parties to the company are shareholders Stephen Stark and Mary Ann Stark. Transactions with related parties are limited to the use of the company credit card. Throughout the year certain officer's personal expenses are paid by the company. The advances are due on demand and do not bear interest and are repaid annually. The amount due to officers at December 31, 2017 was $12,411.

Note 11- Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

In February 2016, the FASB issued ASU 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12 - Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017, or during the year then ended.

Note 13- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule pursuant to Rule 15c3-1(a) (2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital at December 31, 2017 was $303,650. This exceeded minimum net capital requirements by $153,650.

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE I
COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Capital		
Common Stock	$ 170,000	
Retained Earnings	202,155	
Total Stockholders' Equity		$ 372,155
Less: Non-allowable assets		
Non-allowable Assets	(67,403)	
Total non-allowable assets		(67,403)
Net Capital Before Haircuts		304,752
Haircuts on Securities		
Bankers acceptances, CD	(8)	
US Government Obligations	(1,094)	
Total Haircuts on securities		(1,102)
Net Capital		$ 303,650
Computaion of Net Capital Requirements		
Minimum Net Capital requirements		
6 2/3% of net aggregate indebtedness		4,002
Minimum dollar net capital required		150,000
Excess Net Capital		$ 153,650

Ratio of aggregate indebtedness to net capital **0.198 : 1**

Refer to reconciliation of net capital and audited financial statements schedule

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2017

A computation of reserve requirements is not applicable to I.E. Investments, Inc. dba Stark Municipal Brokers as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2017

Information relating to possession or control requirements is not applicable to I.E. Investments, Inc. dba Stark Municipal Brokers as the Company qualifies for exemption Rule 15c3-3(k)(2)(ii)

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SUPPLEMENTAL SIPC REPORT RULE 17a-5(e)(4)
SCHEDULE OF ASSESSMENT PAYMENTS
DECEMBER 31, 2017

SIPC-7 general assessment 2017	$3,152.00
Assessment paid July 26, 2017	$1,712.00
Assessment balance paid February 1, 2017	$1,440.00

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
RECONCILIATION OF NET CAPITAL AND AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Total Ownership Equity		
Qualified for Net Capital As Reported in Company Part II (Unaudited) FOCUS Report	$	321,880
Reclassification of NASD stock from investment to other receivable, net of haircuts		(18,252)
Qualified Net Capital Per Audit Report	$	303,650

See independent auditors' report

I.E. INVESTMENTS, INC.

dba Stark Municipal Brokers CRD 25169

28632 Roadside Drive, #215

Agoura Hills, CA 913611

December 31, 2017

EXEMPTION REPORT UNDER RULE 17a-5

Stark Municipal Brokers claims the exemption under rule 15c3-3(k)(2)(ii), which states that "All customer transactions cleared through another Broker-Dealer (Hilltop Securities, Inc.) on a fully disclosed basis." The firm met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017, without exception.

Stephen Stark, Jr. ____________________ 2/28/18

President / CEO Date